

April 15, 2011

William A. Sanger
Chief Executive Officer
Emergency Medical Services Corporation
6200 S. Syracuse Way
Suite 200
Greenwood Village, CO
80111

> **Re:    Emergency Medical Services Corporation**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed March 25, 2011**
> **File No. 001-32701**

Dear Mr. Sanger:

We have received your response to our prior comment letter to you dated April 4, 2011 and have the following additional comments.

Purpose and Reasons for the Merger; Recommendation of Our Board of Directors, page 26

1.  Please file a revised preliminary proxy statement discussing why the board recommended the transaction given that it appears that every equities research analyst take-out price was above $64 per share.

2.  Please file a revised preliminary proxy statement revising the parenthetical phrase in the second to last bullet on page 27 to clarify that equities research analysts issued reports with price targets for a sale transaction as high as $80.00 per share.

Opinion of Goldman, Sachs & Co., page 29

Selected Transactions Analysis, page 33

3.  We note that many recent equities analysts considered Bain's acquisition of Air Medical Group Holdings as a prominent comparable transaction and one in which analysts' estimated valuations of the Air Medical Group Holdings transaction generally exceeded the valuation offered in this transaction.  Please file a revised preliminary proxy statement disclosing why Goldman Sachs excluded this transaction from the analysis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3750 if you have questions regarding these comments.

Sincerely,

Max A. Webb
Assistant Director

cc:     Lynn Fisher, Esq.
        Fax: (212) 836-6685